Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05009595

SUPPL

Murten, 04.07.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed two press releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Preben Sundenaes
Group Finance Director



b_sec&ex322004

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Invitation to the Saia-Burgess Teleconference
Monday, 4 July 2005, 10.00 a.m. to 11.00 a.m.

Subject	– **Statement by the Board of Directors on the announcement of the hostile takeover bid by the Japanese Sumida Corp.** – **Presentation of the future prospects for Saia-Burgess.**
Speakers	– **Daniel Hirschi**, Delegate of the Board of Directors and CEO – **Prof. Dr. Hans Caspar von der Crone**, Member of the Board of Directors – **Valeria Poretti-Rezzonico**, Director Communication, Investor Relations, Marketing
Date/time	**Monday, July 4, 2005, 10.00 a.m.** (CET) The Teleconference is set to last for one hour. The Teleconference will be recorded. A recording of the Teleconference can be heard on Monday, July 4, 2005 from 14.00 hrs. on the special website www.saia-burgess.com/shareholders.
Dialling-up	For participants from Switzerland and continental Europe: +41 (0) 225 927 011 For participants from Great Britain: +44 (0) 207 162 0125 For participants from the US: +1 334 323 62 03 Please dial one of the above-mentioned telephone numbers approx. 10 minutes before the start of the conference and wait until the operator announces that the conference has started.
Presentation and questions	After the presentation the speakers will answer your questions. The presentation will be available for viewing on the special website www.saia-burgess.com/shareholders from 7.00 a.m. Monday, July 4, 2005.
Language	The presentation language will be English, questions can of course be put in German.
Questions on the Teleconference	Should you have any questions please contact: Marianne Meier Saia-Burgess Electronics Holding AG Bahnhofstrasse 18 CH – 3280 Murten Email: marianne.meier@saia-burgess.com Tel. +41 (0) 26 672 72 03 Fax +41 (0) 26 672 71 99

Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release
Murten, July 1, 2005

Saia-Burgess Electronics Holding AG:
Board of Directors rejects takeover bid – offer does not reflect the value of the company

The Board of Directors of Saia-Burgess Electronics Holding AG has taken note of the announcement made yesterday by the Japanese Sumida Corp. With the pre-announcement of the bid Sumida stated that it wished to acquire the entire share capital of Saia-Burgess Electronics Holding AG, at least however 50.1 percent of the capital, at a price of CHF 950.-- per share.

The Board of Directors has preliminary examined the pre-announcement of the hostile takeover bid and the consequences for the strategic orientation of Saia-Burgess. In this context they came to the clear conviction that the autonomy of Saia-Burgess is preferable and that a takeover by Sumida cannot represent a viable alternative for any of the target groups concerned (shareholders, employees, clients). The Board of Directors gives the following reasons for its decision to reject the bid:

1. The offer price of CHF 950.– per share does not reflect the value of the company.
2. There is no identifiable, long-term synergy potential between Saia-Burgess and Sumida as the two companies do not have anything in common either with regard to the markets they serve or the products offered, nor consequently with regard to research and development.
3. A takeover by Sumida would put in question the continued, rigorous implementation of the clearly defined Saia-Burgess growth strategy which has been successfully pursued in the past.

On the basis of the present knowledge, the Board of Directors can only recommend the shareholders of Saia-Burgess Electronics Holding AG to not accept the takeover bid.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Special website 'Unwelcome takeover bid'
All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group

Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.